BALLY, CORP.
2620 Regatta Dr., Ste. 102
Las Vegas, NV  89128

VIA EDGAR CORRESPONDENCE

March 13, 2014

Era Anagnosti
Assistant Director
US Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, DC 20549

Re:            Bally Corp.
Registration Statement on Form S-1/A
Filed: February 28, 2014
File No. 333-192387

Dear Ms. Anagnosti:

Please consider this as our request to accelerate the effective date of the above-referenced registration statement for Bally Corp. (the "Company").  We request that the registration statement be made effective as of Monday, March 17, 2014 at 5:00 p.m. (EST), or as soon thereafter as possible.

The Company affirms there have been no material events that require further disclosure.

The Company acknowledges that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

The Company acknowledges that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

Additionally, the Company acknowledges that it may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Bally Corp.

/s/ Surjeet Singh
________________________
Surjeet Singh, President